Exhibit 99.1

 CHIJET MOTOR COMPANY, INC. ANNOUNCES PRICING OF $8.0 MILLION PUBLIC OFFERING

NEW YORK, September 3, 2025–(GLOBE NEWSWIRE) -- Chijet Motor Company, Inc. (NASDAQ: CJET) (the “Company” or “Chijet”), a high-tech enterprise engaged in the development, manufacture, sales, and service of traditional fuel vehicles and new energy vehicles (“NEV”), today announced the pricing of its previously announced public offering of an aggregate of 13,560,000 shares of its Class A ordinary shares, and warrants to purchase up to 13,560,000 Class A ordinary shares, at a combined public offering price of $0.59 per share and accompanying warrants.

Each warrant will expire five (5) years from the issuance, will be immediately exercisable upon issuance at an initial exercise price of $0.59 per share, subject to adjustment on the First Reset Date and the Second Reset Date (as defined in the warrants) and subject to a floor price therein. The warrants may also be exercised on a zero cash exercise option pursuant to which the holder may exchange each warrant for two Class A ordinary shares.

Maxim Group LLC is acting as the sole placement agent for the offering.

Chijet Motor Company, Inc. intends to use the net proceeds of this offering for acquisition of new businesses, corporate management, talent recruitment and general working capital purposes.

A shelf registration statement relating to ordinary shares offered in the public offering described above was filed with the Securities and Exchange Commission (“SEC”) on August 6, 2024, and declared effective by the SEC on August 16, 2024. The offering is being made only by means of a written prospectus and prospectus supplement that form a part of the registration statement. A preliminary prospectus supplement and accompanying prospectus relating to the offering has been filed with the SEC and is available on the SEC’s website at www.sec.gov. A final prospectus supplement and accompanying prospectus will be filed with the SEC. When available, copies of the final prospectus supplement and the accompanying prospectus may also be obtained by contacting Maxim Group LLC at 300 Park Avenue, 16th Floor, New York, New York, telephone (212) 895-3745 or by email at syndicate@maximgrp.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities being offered, nor shall there be any sale of the securities being offered in any state or other jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Chijet Motor Company, Inc.

The primary business of Chijet is the development, manufacture, sales, and service of traditional fuel vehicles and NEVs. State-of-the-art manufacturing systems and stable supply chain management enable the Company to provide consumers with products of high performance at reasonable prices. In addition to its large modern vehicle production base in Jilin, China, a factory in Yantai, China will be dedicated to NEV production upon completion of its construction. Chijet has a management team of industry veterans with decades of experience in engineering and design, management, financing, industrial production, and financial management. For additional information about Chijet, please visit www.chijetmotors.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Chijet’s actual results may differ from its expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” “might” and “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, statements regarding Chijet’s leadership team, Chijet’s continued growth and financial and operational improvements, along with those other risks described under the heading “Risk Factors” in the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission on May 15, 2025, and those that are included in any of Chijet’s future filings with the SEC. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results. Most of these factors are outside of the control of Chijet and are difficult to predict. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Chijet undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Chijet Contact:

2888 Donshan Street

Gaoxin Automobile Industrial Park

Jilin City, JL. P.R.China

0535-2766202

EMAIL: info@chijetmotors.com

Investor Relations Contact:

2888 Donshan Street

Gaoxin Automobile Industrial Park

Jilin City, JL. P.R.China

0535-2766202

EMAIL: info@chijetmotors.com